Dune Acquisition Corporation II
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

March 25, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Benjamin Holt and David Link

Re: Dune Acquisition Corporation II
Registration Statement on Form S-1
Filed March 7, 2025
File No. 333-285639

Dear Messrs. Holt and Link:

On behalf of Dune Acquisition Corporation II, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 21, 2025, regarding the Registration Statement on Form S-1 filed with the Commission on March 7, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Cover Page

1.	Regarding your new disclosures about the NMSI private placement warrants, we note that the warrant agreement does not contain the provision requiring the separate consent of a majority of NMSI holders to approve any forfeiture, transfer, exchange or amendment of such warrants in connection with a business combination. Please advise or reconcile. Please also address whether such approval, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.

In response to the Staff’s comment, we have revised the warrant agreement to include such provision and have revised the registration statement to clarify that such approval, if withheld, may impact the Company’s ability to complete a business combination.

2.	Clarify when the NMSI private placement warrants will be purchased by the non-managing sponsor investors. Disclosure on the cover page states that this will take place simultaneously with the closing of the offering, however, disclosure on page 1 states that the NMSI private placement warrants will be distributed upon closing of your initial business combination. Also clarify whether the non-managing sponsor members will hold the NMSI private placement warrants directly, or whether they will be held indirectly through the sponsor. For example, disclosure on the cover page states that the NMSI private placement warrants will be purchased indirectly through the purchase of non-managing sponsor membership interests, however, disclosure on the cover page also indicates that the NMSI private placement warrants may be held directly.

In response to the Staff’s comment, we have clarified that (i) the NMSI private placement warrants will be purchased by the sponsor at the closing of the public offering, at which time such warrants will be held indirectly by the non-managing sponsor investors through such investors’ purchase of membership interests in the sponsor and (ii) following the Company’s initial business combination, the sponsor will distribute such warrants to such investors, at which time the investors will hold such warrants directly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at ari@edelmanlegal.com or by telephone at (845) 533-3435.

Sincerely,

	By:	/s/ Carter Glatt
	Name:	Carter Glatt
	Title:	Chief Executive Officer

cc: Ari Edelman, Esq.